SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FOURTH QUARTER 2007 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
SIGNATURES

2

This Form 6-K consists of:
The Announcement of fourth quarter 2007 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on April 17, 2008.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FOURTH
QUARTER AND FISCAL YEAR 2007 FINANCIAL RESULTS
SHENZHEN, CHINA — April 17, 2008 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2007.
Fourth Quarter 2007 Highlights
•	Total revenue increased 4.8% to RMB471.8 million (US$64.7 million) (1) compared to the corresponding period in 2006.
➢	Revenue from wireless coverage products and services was RMB442.3 million (US$60.6 million), an increase of 4.2% compared to the corresponding quarter in 2006.

➢	Revenue from base station RF products was RMB29.5 million (US$4.0 million), an increase of 14.5% compared to the corresponding quarter in 2006.
•	Gross profit decreased 21.3% to RMB164.7 million (US$22.6 million) compared to the corresponding period in 2006.

•	Operating profit was RMB91.3 million (US$12.5 million), a 31.6% decrease compared to the corresponding period in 2006.

•	Net income decreased 31.8% to RMB78.1 million (US$10.7 million) compared to the corresponding period in 2006.

•	Diluted earnings per ADS (2) were RMB3.12 (US$0.43).
Fiscal Year 2007 Highlights
•	Total revenue increased 17.6% year-over-year to RMB979.3 million (US$134.3 million).
➢	Revenue from wireless coverage products and services was RMB805.8 million (US$110.5 million), which was relatively stable compared to the prior year.

➢	Revenue from base station RF products grew by 441.9% year-over-year to RMB173.5 million (US$23.8 million).
•	Gross profit decreased 7.0% year-over-year to RMB367.9 million (US$50.4 million).

•	Operating profit was RMB116.0 million (US$15.9 million), a decrease of 35.3% year-over-year.

•	Net income decreased 44.6% year-over-year to RMB82.5 million (US$11.3 million).

•	Diluted earnings per ADS were RMB3.30 (US$0.45).

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to U. S. Dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. Dollars at the noon buying rate for U.S. Dollars in effect on December 31, 2007 in the City of New York for cable transfers in RMB per U.S. Dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB7.2946. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 31, 2007, or at any other date.

(2)	Each ADS represents 25 of our ordinary shares.

“Building on our leadership position in the wireless coverage market in China, we have further strengthened our marketing efforts to book additional business and to capture opportunities from the two leading mobile operators in China, China Mobile and China Unicom, and their accelerated wireless coverage construction expenditures in the fourth quarter of 2007. As a result, our revenue from these two operators in the fourth quarter and fiscal year 2007 increased significantly. Conversely, China Telecom and China Netcom drastically reduced their PHS (personal handy-phone systems) network coverage expenditures in the fourth quarter of 2007, which had a negative impact on our fourth quarter and fiscal year 2007 revenue,” commented Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech.
“In 2007, the new centralized bidding policy adopted by China Mobile shifted the balance of our revenues toward that of wireless coverage integration services versus wireless coverage equipment sales. We completed a number of new integration service projects in the fourth quarter of 2007, and as a result, more integration service revenue will be deferred to the first and second quarter of 2008 as the revenue recognition cycle for integration services is longer than it is for equipment sales. The new centralized bidding policy, together with the maturing of the wireless coverage market, has led to intensified industry-wide pricing pressure, and we are not an exception. However, we have been able to partly mitigate the effect of this pressure through our core competitive differentiator: high performance yet low cost technology,” Mr. Gao continued.
“With respect to our base station RF business, we achieved solid year-over-year growth of 4.4 times 2006 revenue as we benefited from the two major domestic base station equipment manufacturers’ rapid business growth. During 2007, we became a major supplier of base station RF modules for Huawei and ZTE, and we made a breakthrough in developing international market opportunities. The completion of our new manufacturing facility in October 2007 enhanced our base station RF module production capacity and provides a strong foundation for continued rapid growth in 2008 and beyond,” said Mr. Gao.
Financial Analysis for the Fourth Quarter and Fiscal Year 2007
Revenue
Revenue for the fourth quarter of 2007 was RMB471.8 million (US$64.7 million), an increase of RMB21.5 million (US$2.9 million), or 4.8%, over RMB450.3 million in the fourth quarter of 2006. Revenue from wireless coverage products and services increased 4.2% over the fourth quarter of 2006 to RMB442.3 million (US$60.6 million); of this, revenue from China Mobile and China Unicom increased by 16.8% and 92.3%, respectively, over the fourth quarter of 2006. The combined revenue from China Telecom and China Netcom decreased by 94.4% due to their reduced PHS expenditures in the fourth quarter of 2007. Revenue from the Company’s base station RF products increased by 14.5% over the fourth quarter of 2006.
Total revenue for fiscal year 2007 increased 17.6% over 2006 to RMB979.3 million (US$134.3 million). 2007 revenue from wireless coverage increased 0.6% over 2006 to RMB805.8 million (US$110.5million), accounting for 82.3% of total revenue, down from 96.2% in 2006. Revenue from the Company’s base station RF module business in 2007 was 4.4 times the amount in 2006, increasing to RMB173.5 million (US$23.8 million) and accounting for 17.7% of total revenue, up from 3.8% in 2006.
Revenue breakdown:

	2006		2007
	Q4	FY	Q4		FY
	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	US$’000	% of Revenue

Wireless Coverage Products & Service
China Mobile	172,780	277,098	201,794	27,657	317,735	43,558	32.4
China Unicom	119,999	298,693	230,699	31,626	377,785	51,790	38.6
China Telecom	48,305	89,169	3,374	463	49,636	6,804	5.1
China Netcom	39,965	69,175	1,550	212	20,515	2,812	2.1
Overseas	1,708	10,026	269	37	11,591	1,589	1.2
Non-operators	41,813	56,607	4,677	641	28,495	3,906	2.9
Subtotal	424,570	800,768	442,318	60,636	805,757	110,459	82.3

RF Products

OEMs	25,724	32,027	29,460	4,039	173,545	23,791	17.7
Total	450,294	832,795	471,778	64,675	979,302	134,250	100.0
Cost of Revenues
The cost of revenues for the fourth quarter of 2007 amounted to RMB307.1 million (US$42.1 million), an increase of 27.4% from RMB241.1 million in the fourth quarter of 2006.
The cost of revenues for fiscal year 2007 was RMB611.4 million (US$83.8 million), an increase of 39.9% from RMB437.0 million in 2006.
The increase was driven primarily by larger sales volume, this is because of the increased revenue and the decreased average selling price (“ASP”) for wireless coverage products in 2007. In addition, since the gross margin of base station RF products is lower than wireless coverage products, the increase in sales of RF products also led to the increase of cost of revenues.
Operating Expenses
Total operating expenses were RMB73.4 million (US$10.1 million) for the fourth quarter of 2007, a decrease of RMB2.5 million, or 3.3%, from RMB75.9 million in the fourth quarter of 2006.
Total operating expenses for fiscal year 2007 increased by RMB35.2 million, or 16.3%, from RMB216.6 million in 2006 to RMB251.8 million (US$34.5 million). The year-over-year increase was due to an increase in research and development costs, sales and distribution expenses and general and administrative expenses.
Research and development costs for the fourth quarter of 2007 were RMB15.7 million (US$2.2 million), a decrease of 8.2% from RMB17.1 million in the fourth quarter of 2006.

Research and development costs for fiscal year 2007 were RMB56.5 million (US$7.7 million), an increase of 18.4% from RMB47.7 million in 2006. R&D efforts in 2007 were focused on TD-SCDMA wireless coverage equipment and base station RF modules. The Company has already developed a number of TD-SCDMA trunk amplifier, repeater and Radio Remote Unit (RRU) products. In the base station RF module segment, the Company developed 41 RF modules and filed 86 technology and product patent applications in China in 2007. R&D costs accounted for 5.8% of total revenue in 2007, which is in line with the percentage for 2006.
Sales and distribution expenses for the fourth quarter of 2007 were RMB32.7 million (US$4.5 million), a decrease of 9.9% from RMB36.3 million the fourth quarter of 2006.
Sales and distribution expenses for fiscal year 2007 were RMB126.8 million (US$17.4 million), an increase of 12.3% over RMB112.9 million in 2006. This was primarily due to increased sales efforts to boost revenue from China Mobile and China Unicom and to develop the WLAN market. Additionally, the Company increased its sales and marketing activities in 2007 to develop the international base station RF market. Sales and distribution expenses accounted for 12.9% of total revenue in 2007, as compared to 13.6% in 2006.
General and administrative expenses for the fourth quarter of 2007 were RMB25.0 million (US$3.4 million), an increase of 11.0% from RMB22.5 million the fourth quarter of 2006.
General and administrative expenses for fiscal year 2007 were RMB68.5 million (US$9.4 million), an increase of 22.4% from RMB55.9 million in 2006. The year-over-year increase was mainly attributable to the RMB16.2 million increase in allowance for accounts receivable. However, the other expenses, such as business entertainment and traveling expenses, office expenses, decreased due to tighter controls. General and administrative expenses accounted for 7.0% of total revenue in 2007, a slight increase as compared to 6.7% in 2006.
Total Other Expenses/Income
Total other expenses for the fourth quarter of 2007 were RMB4.6 million (US$0.6 million), an increase of RMB3.2 million as compared to total other expenses of RMB1.4 million in the same period in the prior year.
Total other expenses for fiscal year 2007 were RMB24.2 million (US$3.3 million), an increase of 123.5% from RMB10.8 million in 2006. This year-over-year increase is primarily due to the increase in interest expenses and foreign currency exchange losses.
Interest income for the fourth quarter of 2007 increased 246.7% to RMB15.6 million (US$2.1 million) from RMB4.5 million in the fourth quarter of 2006.
Interest income for fiscal year 2007 increased 16.1% to RMB22.3 million (US$3.1 million) from RMB19.2 million in 2006. The increase was primarily due to the increased interest arising from the amortization of discounted income from the prior years’ account receivable.

Interest expense for the fourth quarter of 2007 increased 65.5% from RMB8.7 million in the fourth quarter of 2006 to RMB14.4 million (US$2.0 million).
Interest expense for fiscal year 2007 increased 26.1%, from RMB28.0 million in 2006 to RMB35.3 million (US$4.8 million), primarily due to additional bank loans and higher interest rates. The Company used these loans to build a facility to enhance its R&D and production capacity and to purchase land use rights for another facility.
The foreign currency exchange loss for the fourth quarter of 2007 increased 89.1% to RMB8.7 million (US$1.2 million) from an exchange loss of RMB4.6 million in the fourth quarter of 2006, primarily due to the Chinese government’s foreign exchange controls, which restricted the Company from transferring offshore deposits savings into a domestic RMB account. In addition, the Company has kept a portion of its foreign currency in offshore accounts to pay service fees such as auditing fees, legal fees and other related expenses. Therefore, the foreign currency exchange loss increased as the RMB appreciated. The Company plans to transfer its excess cash reserves to RMB denominated accounts to the extent allowed under Chinese regulations in order to minimize losses.
For the same reason, the foreign currency exchange loss for fiscal year 2007 increased by 90.0% to RMB18.8 million (US$2.6 million), as compared to an exchange loss of RMB9.9 million in 2006.
Grant income from government subsidies for the fourth quarter of 2007 decreased by RMB4.5 million to RMB2.9 million (US$0.4 million). Grant income for fiscal year 2007 was RMB7.4 million (US$1.0 million), as compared to RMB7.7 million in 2006.
Earnings
Gross profit for the fourth quarter of 2007 decreased to RMB164.7 million (US$22.6 million) from RMB209.2 million in the fourth quarter of 2006, representing a decrease of RMB44.5 million (US$6.1 million), or 21.3%. The gross margin was 34.9% in the fourth quarter of 2007, as compared to 46.5% in the corresponding period in 2006.
Gross profit for fiscal year 2007 decreased by RMB27.9 million, or 7.0%, to RMB367.9 million (US$50.4 million), from RMB395.8 million in 2006. The gross margin was 37.6% in 2007, as compared to 47.5% in 2006.
The foregoing gross margin reduction is the result of a lower ASP for wireless coverage products due to intensified pricing pressure as the industry matures and China Mobile’s new centralized bidding policy. The increased proportion of revenues derived from lower margin RF products also contributed to the reduction in gross margin.
The fourth quarter 2007 operating profit decreased by RMB42.0 million, or 31.5%, from RMB133.3 million in the fourth quarter of 2006 to RMB91.3 million (US$12.5 million). Operating margin was 19.3% in the fourth quarter of 2007, as compared to 29.6% in the fourth quarter of 2006.

Operating profit for fiscal year 2007 decreased by RMB63.2 million, or 35.3%, to RMB116.0 million (US$15.9 million) from RMB179.2 million in 2006. The operating margin was 11.8% in 2007, as compared to 21.5% in 2006.
Net income for the fourth quarter of 2007 decreased by RMB36.3 million, or 31.8%, to RMB78.1 million (US$10.7 million) from RMB114.4 million in the fourth quarter of 2006. Net margin was 16.5% in the fourth quarter of 2007, as compared to 25.4 % in the fourth quarter of 2006.
Net income for fiscal year 2007 decreased by RMB66.3 million, or 44.6%, from RMB148.8 million in 2006 to RMB82.5 million (US$11.3 million). Net margin was 8.4% in 2007, as compared to 17.9% in 2006.
Diluted earnings per ADS for the fourth quarter of 2007 were RMB3.12 (US$0.43).
Diluted earnings per ADS for fiscal year 2007 were RMB3.30 (US$0.45).
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased from RMB706.0 million as of December 31, 2006 to RMB576.6 million (US$79 million) as of December 31, 2007, a decrease of RMB129.4 million, or 18.3%, which was mainly attributable to new facility construction and land use right purchases, as well as working capital requirements.
Total accounts receivable increased by 29.3% from RMB1.0168 billion as of December 31, 2006 to RMB1.3153 billion (US$180.3 million) as of December 31, 2007. This increase was mainly attributable to increased revenues recognized in 2007 that have not yet fell into the collection period.
Inventories increased from RMB434.4 million as of December 31, 2006 to RMB542.1 million (US$74.3 million) as of December 31, 2007, an increase of 24.8%. The increase was mainly due to increased inventory of finished base station RF modules and the increased corresponding raw materials for their production.
Total assets increased by RMB581.5 million, or 24.1%, from RMB2.4158 billion as of December 31, 2006 to RMB2.9973 billion (US$410.9 million) as of December 31, 2007. The increase was mainly due to increased inventory and accounts receivable.
Total liabilities increased by RMB538.6 million, or 62.2%, from RMB866.4 million as of December 31, 2006 to RMB1.4050 billion (US$192.6 million) as of December 31, 2007. Current liabilities increases by RMB388.6 million, or 44.9%, from RMB866.4 million as of December 31, 2006 to RMB1.2550 billion (US$172.0 million) as of December 31, 2007, primarily due to increased in working capital requirements. Long-term debt as of December 31, 2007 was RMB150.0 million (US$20.6 million) due to a long-term bank loan for the construction of a new facility. There was no long-term debt as of December 31, 2006.

Business Outlook
The Company’s management believes that the markets for both the wireless coverage products and services and base station RF products will present growth opportunities in 2008. In addition to continued spending on 2G networks by telecom providers, we expect the approaching restructuring of the Chinese telecom industry, 3G license issuances and WLAN construction to enhance demand for wireless coverage products and services. At the same time, the Company’s management expects that the major Chinese base station manufacturers will maintain their strong growth momentum for at least the near-term, which management anticipates will cause the Company’s base station RF business to continue to grow rapidly.
Wireless Coverage Products and Services
The Company believes that restructuring among Chinese telecom operators is inevitable in 2008, despite the absence of a detailed plan or schedule from the Chinese government. This restructuring will change the competitive landscape, which the management anticipates will force telecom operators to expand network coverage and improve network quality. China Mobile and China Unicom have both disclosed in their annual reports that their 2008 total capital expenditure will increase by 21% and 20%, respectively. Assuming China Telecom obtains a mobile network after the restructuring, it may also increase its coverage expenditure. The management believes that GrenTech, as a major wireless coverage equipment and service provider, will be well-positioned to benefit from the growing expenditure in the China wireless coverage market.
The Chinese TD-SCDMA network commenced commercial trial operation in 2007, and the Company has successfully developed key TD-SCDMA coverage equipment, such as trunk amplifiers, repeaters and RRUs for it. The Company has also provided related integration services in the cities that will host the Olympic Games in 2008. GrenTech believes that China Mobile will significantly increase its wireless coverage spending for TD-SCDMA in order to optimize the quality of its existing network, and that China Mobile may start to further build TD-SCDMA networks to expand coverage to additional cities in 2008. Therefore, GrenTech believes that its revenues from TD-SCDMA related products and services will grow substantially in 2008.
The Company also forecasts that telecom operators will increase WLAN construction significantly due to mobile data usage demand. In 2007, China Mobile commenced its WLAN network roll out in Olympic cities, and China Telecom started WLAN trials in multiple cities. GrenTech won a second bid from China Mobile at the end of 2007 to provide integrated services for WLAN networks in all Olympic cities. At the same time, GrenTech won its bid to supply WLAN equipment and integrated services for China Telecom in Guangdong and Chongqing. The Company forecasts that revenue from WLAN will increase significantly as a percentage of total revenue, due to China Telecom’s plan to build its WLAN network in 21 provincial capital cities in 2008. GrenTech believes WLAN will be a key growth driver in 2008.
Base Station RF Products
The recent growth of the domestic base station manufacturers such as Huawei and ZTE has created tremendous market opportunity for domestic suppliers of base station RF modules,

including GrenTech. With many years of RF technology experience and strong sales and marketing capabilities, the Company has successfully developed 41 types of passive RF modules for domestic base station manufacturers, such as Huawei and ZTE, as well as for international base station manufacturers, such as Ericsson, Nokia-Siemens, and Alcatel-Lucent. GrenTech has become a major RF modules supplier for Huawei and ZTE, and has commenced production of trial orders of passive RF models for Ericsson. In terms of initiatives to deepen its active RF modules market penetration, GrenTech has commenced shipment of trial orders for TD-SCDMA power amplifier modules and RRUs to domestic base station manufacturers.
In 2008, GrenTech plans to strengthen its cooperation with Huawei and ZTE and increase investments in R&D for new products, while also working to capture market share for existing products. Leveraging opportunities from TD-SCDMA network expansion, the Company will strive to move its TD-SCDMA power amplifier modules and RRU products into bulk production.
Business Outlook for the first quarter of 2008
The Company’s management estimates that total revenue in the first quarter of 2008 will increase significantly as compared to the first quarter of 2007, primarily due to recognition of revenue related to wireless coverage integration services, which were initiated in the fourth quarter of 2007. In addition, revenue from WLAN in the first quarter of 2008 is expected to increase significantly, benefiting from China Mobile’s WLAN construction in Olympic cities. Following its base station RF module win in last year, GrenTech has delivered the contracted product on schedule, further contributing to revenues in the first quarter of 2008.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Friday, April 18, 2008 at 8:00 am (Eastern). A webcast of the conference call will be accessible on the Company’s web site at www.GrenTech.com.cn.
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, development, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators’ bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Qingchang Liu, Vice President China GrenTech Corp Ltd. +86 755 8350 1527 liuqingchang@grentech.com.cn	Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@Taylor-Rafferty.com	Jason Marshall Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2006 and 2007
(RMB and US$ expressed in thousands, except share and per share data)

	December 31,	December 31,	December 31,
	2006	2007	2007
	RMB	RMB	US$
Assets
Cash and cash equivalents	467,423	316,778	43,426
Pledged time deposits	238,618	259,786	35,613
Accounts receivable, net	747,859	925,838	141,765
Inventories	434,406	542,094	74,314
Other current assets	60,101	63,195	8,664

Total current assets	1,948,407	2,107,691	288,939
Long-term accounts receivable	268,957	389,505	39,818
Other non-current assets	198,470	500,103	68,558

Total assets	2,415,834	2,997,299	410,893

Liabilities and shareholders’ equity
Short-term bank loans	336,050	456,050	62,519
Other current liabilities	530,385	798,969	109,529

Total current liabilities	866,435	1,255,019	172,048
Long-term debt	—	150,000	20,563

Total liabilities	866,435	1,405,019	192,611

Minority interest	18,971	5,763	790
Total shareholders’ equity	1,530,428	1,586,517	217,492

Total liabilities and shareholders’ equity	2,415,834	2,997,299	410,893

China GrenTech Corporation Limited and subsidiaries
Unaudited Condensed Consolidated Statements of Income
For Three-month Periods and Years Ended December 31, 2006 and 2007
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended December 31,			For the Year Ended December 31,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	US$	RMB	RMB	US$
Revenues	450,294	471,778	64,675	832,795	979,302	134,250
Cost of revenues	(241,089)	(307,124)	(42,103)	(437,040)	(611,436)	(83,820)

Gross profit	209,205	164,654	22,572	395,755	367,866	50,430
Research and development costs	(17,090)	(15,712)	(2,154)	(47,671)	(56,525)	(7,749)
Sales and distribution expenses	(36,299)	(32,727)	(4,487)	(112,948)	(126,816)	(17,385)
General and administrative expenses	(22,491)	(24,965)	(3,422)	(55,944)	(68,498)	(9,390)

Total operating expenses	(75,880)	(73,404)	(10,063)	(216,563)	(251,839)	(34,524)

Operating income	133,325	91,250	12,509	179,192	116,027	15,906
Interest income	4,458	15,556	2,133	19,186	22,313	3,059
Interest expense	(8,697)	(14,362)	(1,969)	(28,026)	(35,347)	(4,846)
Investment income	—	—	—	238	318	44
Foreign currency exchange loss	(4,643)	(8,693)	(1,192)	(9,875)	(18,791)	(2,576)
Grant income	7,443	2,925	401	7,670	7,355	1,008

Total other expense	(1,439)	(4,574)	(627)	(10,807)	(24,152)	(3,311)

Income tax expense	(15,582)	(8,586)	(1,177)	(18,277)	(10,321)	(1,415)

Income before minority interests	116,304	78,090	10,705	150,108	81,554	11,180

Net income	114,410	78,052	10,700	148,841	82,536	11,315
Net income per share:
— Basic	0.18	0.12	0.02	0.25	0.13	0.02

— Diluted	0.18	0.12	0.02	0.25	0.13	0.02

Weighted average number of ordinary shares:
— Basic	625,000,000	625,000,000	625,000,000	584,580,799	625,000,000	625,000,000

— Diluted	625,000,000	625,000,000	625,000,000	593,150,684	625,000,000	625,000,000

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: April 21, 2008